February 8, 2006	Joy S. McGinnis
Direct Dial: (612)604-6713
Direct Fax: (612)604-6913
jmcginnis@winthrop.com

Ms. Peggy Kim	VIA EDGAR
Mr. Christopher Owings
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

RE:	Performance Home Buyers, LLC
Registration Statement on Form SB-2 and Amendment No. 1
File No. 333-129604
Dear Ms. Kim and Mr. Owings:
On behalf of Performance Home Buyers, LLC (the “Company”), we are responding to the comments in your letter dated December 8, 2005. For your convenience, each of our responses is preceded by the related comment.
General

Comment 1:	We note that you intend to conduct a delayed offering of the registered securities under Rule 415 of the Securities Act. Please tell us which paragraph of Rule 415(a)(1) you intend to rely upon in connection with your offering. For example, it does not appear that Rule 415(a)(1)(x), which permits securities to be offered on a delayed basis by or on behalf of the registrant, is available to you since that paragraph is only applicable to registration statements on Form S-3. If you intend to conduct a continuous offering in reliance on Rule 415(a)(1)(ix), please revise to clarify, if true, that the offering will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days. In the latter case, please also revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.

Response:	The Company intends to offer the notes on a continuous basis in reliance on Rule 415(a)(1)(ix). The Prospectus’ cover page has been revised to state the following:

Ms. Peggy Kim
February 8, 2006

“The offering will commence promptly after the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission, will be made on a continuous basis and will continue for a period of two years after the effective date of the registration statement, unless extended in our sole discretion for an additional period of one year.”
Further, the cover page includes the following footnote:
“(1) The principal amount of each type of note that will be issued in this offering is currently unknown and will be based on various factors including our current capital needs, current interest rates, marketability of each type of note and the length of time we need to utilize capital. Currently, we estimate that the principal amounts of each type of note will not exceed the following amounts: $5,000,000 (20% of the offering) for three month notes, $5,000,000 (20% of the offering) for six month notes, $5,000,000 (20% of the offering) for one year notes, $5,000,000 (20% of the offering) for two year notes and $5,000,000 (20% of the offering) for three year notes. However, the actual amounts may differ based on the above described factors.”

Comment 2:	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:	The logo below will be inserted on the first page of the prospectus and on the back cover of the prospectus. Presently, the Company does not anticipate adding any other artwork or pictures in the prospectus.

Comment 3:	In a separate section, please summarize your other indebtedness and their ranking with respect to the renewable notes offered in this registration statement.

Response:	Please see the last paragraph of the Prospectus Summary — The Offering — Ranking which contains this information, which information has been revised as follows:
“As of September 30, 2005, Performance Home Buyers, LLC, or PHB, LLC, had debt of approximately $15,800,000, exclusive of VIE debt, equal in rank to the notes. As of September 30, 2005, PHB, LLC also had debt of approximately $2,400,000, exclusive of VIE debt, junior in rank to the notes. There is no outstanding debt senior in rank to the notes. See “Capitalization.””

Ms. Peggy Kim
February 8, 2006

Prospectus Cover Page

Comment 4:	Please revise so that your cover page disclosure appears on one page. Further, please disclose the date that the offering will end. Refer to Item 501(a) of Regulation S-B. Since this is a best efforts offering, please omit the reference to Sumner Harrington at the bottom of the cover page.

Response:	The cover page has been revised to fit onto one page and include the following statement regarding the term of the offering:
“The offering will commence promptly after the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission, will be made on a continuous basis and will continue for a period of two years after the effective date of the registration statement, unless extended in our sole discretion for an additional period of one year.”
The reference to Sumner Harrington at the bottom of the cover page has not been omitted because the distribution and management agreement with Sumner Harrington is to continue over a long period of time. In addition, we are not aware of any rule that prohibits the listing of the placement agent in this manner. Please note that in prior “best efforts” offerings in which Sumner Harrington provided similar functions, the prospectus cover page contained the reference to Sumner Harrington at the bottom of the cover page.
Prospectus Summary — The Offering, page 2

Comment 5:	We note that on the cover page you state that the proceeds will be held in escrow until certain conditions are met. Please describe the terms of the escrow arrangement.

Response:	The following section was added to the Prospectus Summary — The Offering:
“Escrow of Proceeds... The proceeds from a note will be escrowed in a sweep account secured by cash at the minimum of 100% of the aggregate outstanding principal amount of the note until the note is secured by first mortgages on a pool of selected properties valued at a minimum of 100% of the aggregate outstanding principal amount of the note and assignments of rights to receive payments under related purchase contracts. For the purpose of determining the collateral value, each property is valued at 90% of the lesser of the outstanding balance on the purchase contract or the most recent appraised value of the related property. When the pool of selected properties has been created and pledged to secure the note, the trustee, or the title insurance company as agent of the trustee, will provide for release the funds from the

Ms. Peggy Kim
February 8, 2006

escrow account to repay the bank loans on the related properties with any remainder released to us. See “Description of the Notes — Security.”
Prospectus Summary — Rescission Right, page 2

Comment 6:	Please revise to clarify that the right to rescind does not apply to transfers or automatic renewal of the notes, as stated on page 47.

Response:	This section has been revised as follows with the revisions underlined:
“You may rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. This right does not apply in connection with a transfer or automatic renewal of a note.”
Prospectus Summary — Denomination, page 3

Comment 7:	Please state whether there are any minimum purchase requirements.

Response:	This section has been replaced with the following section:
“Minimum Denomination Requirement... To purchase any type of note offered, you must purchase the note in a minimum principal amount of $1,000 or any amount in excess of $1,000, including odd amounts. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.”
Risk Factors, page 8

Comment 8:	Please include a risk factor that discusses the conflicts of interest experienced by your manager relating to investment opportunities. Please also discuss the common management, ownership and control.

Response:	In the past, the manager has not purchased or invested in real estate or otherwise engaged in the real estate business, nor does it currently plan to in the future. Therefore, the Company does not anticipate a conflict of interest occurring between the Company and the manager relating to investment opportunities. Nevertheless, the Company recently entered into an agreement with the manager and Messrs. Porter, Julian, Hawkins, Hoffman and Fitzgerald (“collectively, the Parties”), whereby the Parties granted the Company a right of first opportunity to all real estate investment opportunities made available to the Parties, provided that such opportunities are within the parameters of the Company’s property portfolio. This agreement has been filed as Exhibit 10.4 to Amendment No. 2 to the SB-2.

Ms. Peggy Kim
February 8, 2006

As to the common management, ownership and control, please see the response to Comment No. 9(2) below.

Comment 9:	Please discuss the risks in connection with the following:
1.	The geographical concentration of properties in Dayton, Ohio;

2.	Significant ownership control of your officers and directors; and

3.	Current indebtedness that ranks equally with the renewable notes.
Response:
1.	The risk factor titled “Adverse economic conditions may harm our ability to operate in our existing market and to expand our business in other markets” has been revised as follows with the revisions underlined:

“Our business is dependent upon the purchase, renovation and resale of properties. Our ability to continue to acquire depressed properties in the markets in which we operate and into which we plan to expand is dependent on the availability of properties, competition for these properties and locating purchasers for properties.

Currently, our business operations are conducted almost exclusively in Dayton, Ohio, a working middle-class community. There have been approximately 4,000 foreclosures and repossessions of properties by lenders in this area each year over the last four years. This results in many properties being made available for our purchase at below-market prices. While we believe there is a sufficient number of properties that meet our portfolio profile available for our purchase in the Dayton, Ohio area over the next three years, we cannot provide any assurance as to this supply of available properties or that we will be able to locate purchasers for such properties. To counter this potential supply risk and to increase diversification, we plan to expand our business by opening new branch offices in Cincinnati, Ohio and Cleveland, Ohio.

Adverse economic conditions or other factors generally affecting the United States and particularly affecting the areas in which our properties are or will be geographically concentrated might adversely affect the sale of the properties and the performance of purchase contracts. Periods of rising interest rates, reduced economic activity or higher rates of unemployment generally result in a reduction in the rate of sales of properties and higher default rates on purchase

Ms. Peggy Kim
February 8, 2006

contracts. Any limitation or restrictions on the availability of Fannie Mae, Federal Home Loan Mortgage Corporation (FHLMC), Federal Housing Authority (FHA) and Veterans (VA) mortgage financing could adversely affect the purchasers’ ability to obtain permanent financing to refinance the purchase contracts. The United States as well as Dayton, Ohio are currently experiencing a period of reduced economic activity and higher rates of unemployment. These economic conditions could continue or may reoccur in the future and if they continue or reoccur, may result in severe reductions in our revenues or the cash flows available to us to permit us to remain current on our indebtedness. In addition, these adverse economic conditions could materially and adversely affect our ability to make interest payments on, or repay, the notes. These risks are compounded because we currently operate primarily in one market and do not diversify our property portfolio to include other types of properties. To attempt to lessen the economic risks of operating in one market and diversify our property portfolio, we plan to expand our business by opening new branch offices in Cincinnati, Ohio and Cleveland, Ohio. However, there can be no assurance. When or if we will open new branch offices or if our plans will be successful in addressing these risks.
Other conditions that may adversely affect our business include:
•	weather conditions and natural disasters such as hurricanes, tornadoes, floods, droughts, fires and other casualties;

•	fluctuating prices and supply shortages of lumber and building materials; and

•	labor shortages or unrest among key trades, such as carpenters, roofers, electricians and plumbers.”
2.	The following risk factor has been added as the last risk factor under Risk Factors Relating to Performance Home Buyers, LLC:

“Our executive officers and directors have substantial control of our Company.

Messrs. Porter, Julian, Hawkins and Fitzgerald, our executive officers and directors, own 100% of our issued and outstanding common units. Common units are the only voting membership units. As a result, they have the ability to control all matters requiring member approval, including, but not limited to, the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, they make up the board of directors and

Ms. Peggy Kim
February 8, 2006

have the ability to control matters requiring board approval. Therefore, we do not have any independent members on our board of directors.
In addition, we entered into a management agreement with Performance Home Buyers, Inc., whereby Performance Home Buyers, Inc., or our manager, has been engaged to handle our day-to-day management and provide administrative services on our behalf. Our manager is wholly-owned by Messrs. Porter and Julian, two of our executive officers, directors and common unit holders. In addition, Mr. Hawkins, one of our executive officers and directors, is also an executive officer of the manager. As a result, these persons have substantial control over the management and day-to-day operation of the Company. See “Security Ownership” and “Certain Relationships and Related Transactions — Engagement of Performance Home Buyers, Inc. as Our Manager.”
3.	The first paragraph of the risk factor titled “We have substantial indebtedness and distribution obligations, which could impair our ability to repay the notes” has been revised as follows with the revisions underlined:

“We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. As of September 30, 2005, PHB, LLC had approximately $18,270,000 of indebtedness exclusive of VIE debt, including bank loans on properties and subordinated debt. Of this amount, approximately $15,800,000 is indebtedness which would rank equal in right of repayment to the notes. In addition, we have distribution obligations on our common units, Class A preferred units, Class B preferred units and Class C preferred units. Our ratio of earnings (loss) to fixed charges, including interest expenses on the above-mentioned debt and distribution obligations, was (41.04x) as of September 30, 2005.”
Risk Factors — “The notes may not be a suitable investment for you”, page 8

Comment 10:	Please revise to disclose that no rating agency has reviewed the terms of the notes or your financial condition.

Response:	The risk factor has been revised as follows with the revisions underlined:
“The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing the notes. The characteristics of the notes, including maturity,

Ms. Peggy Kim
February 8, 2006

interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. We have not requested a rating for the notes and currently no rating agency has reviewed the terms of the notes or your financial condition. However, third parties may independently rate the notes. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.”
Risk Factors — “We have a limited operating history. . .”, page 13

Comment 11:	Please describe how the VIEs were “not successful.”

Response:	The 2nd paragraph of this risk factor has been revised as follows with the revisions underlined:
“Before we were organized, Mr. Julian, our Chief Executive Officer and director, had organized and operated several variable interest entities, or VIEs, which were in the real estate business and are owned by some of our officers, directors and common members. These VIEs offered services that are similar to the services we offer in the same geographic areas. The target properties varied and included apartment complexes, office buildings and residential properties. These VIEs are no longer conducting any real estate business. These VIEs were not successful for several reasons including the VIEs were overleveraged, revenues were insufficient to cover debt service and inexperience in managing this type of business. From these VIEs, we believe we have learned how to structure our business to be more successful. However, we cannot provide assurance that we will be successful based on our current structure.”
Risk Factors — “Our purchase of 47 properties from VIEs may be unwound if debtors. . .”, page 14

Comment 12:	Please quantify the outstanding debt. Similarly, please quantify the distributions paid to date in the next risk factor, “[o]ur sales of Class C...”

Response:	The following sentence was added at the end of this risk factor:
“As of September 30, 2005, the aggregate outstanding debt of these VIEs was approximately $6,369,213.”

Ms. Peggy Kim
February 8, 2006

The risk factor titled “Our sales of Class C preferred units may be deemed impermissible loans...” has been has been revised as follows with the revisions underlined:
“In July 2005, we sold Class C preferred units to six VIEs wholly-owned and controlled by Mr. Julian, our Chief Executive Officer and director. The sales were to assist the VIEs in repaying the promissory notes issued by the VIEs to their investors by providing a source of income from the distributions payable on the Class C preferred units. To purchase the units, the VIEs entered into promissory notes payable to us, which are guaranteed by Mr. Julian. Mr. Julian has agreed to contribute distributions he receives on his common units to repay the promissory notes. See “Certain Relationships and Related Transactions” for more information. As of September 30, 2005, an aggregate of $24,082_in distributions were paid on the Class C preferred units. The Sarbanes-Oxley Act of 2002 prohibits public companies from making or arranging personal loans to their executive officers and directors. Although we do not believe this could occur, if the sales of Class C preferred units described above are deemed impermissible loans to Mr. Julian, we will be required to rectify the violation. This could involve unwinding the sales transactions if the VIEs or Mr. Julian are not able to pay cash or find alternative financing for the purchase.”
Risk Factors — “We need substantial liquidity to operate our business”, page 15

Comment 13:	Please revise the last paragraph so that it is consistent with the revenue recognition policy discussed on page F-7.

Response:	The last paragraph of this risk factor has been revised as follows:
“When we resell a property under a purchase contract, we only receive the initial down payment and monthly cash payments on the purchase contract. The remainder of the purchase price of the property is not received until the purchase contract is refinanced with permanent financing and we receive the remainder of the purchase price. This is also true for our lease-to-purchase agreements. This causes our revenues from the sale of properties to be deferred.”
In addition, the last paragraph of the risk factor titled “We have a limited operating history upon which you may evaluate our current business and future prospects...” has been revised as follows with the revisions underlined:
“Due to distributions made to our common members over the past two years, our obligations regarding distributions to our other members, the method of

Ms. Peggy Kim
February 8, 2006

revenue recognition used in our financial statements and outstanding indebtedness, we currently have a negative net worth.
Generally Accepted Accounting Principles in the United State of America, or GAAP, require that we not recognize sale revenue from the sale of a property pursuant to a purchase contract until the purchaser refinances the purchase contract with permanent financing from a bank or financial institution and we receive the remainder of the purchase price for the property. Under this method of accounting, the initial down payment and the monthly cash payments made pursuant to the terms of the purchase contract are reflected as a liability in our financial statements until the sales revenue, including the initial down payment and monthly cash payments, are recognized as revenue. Therefore, the sale is not recognized in the financial statements until the purchase contract is refinanced, which could occur two or more years after the property is sold pursuant to a purchase contract. For example, if we purchase and rehabilitate a property for $25,000 and sold it for $50,000 pursuant to a purchase contract, recognition of the total sale revenue of $50,000 and related costs of $25,000 are not recognized until the purchase contract is refinanced. As of September 30, 2005, the amount of sale revenue deferred in the financial statements, net of related costs, is approximately $397,874.
As of September 30, 2005, approximately 25.8% of our indebtedness (or $6,369,213) is actually indebtedness of the VIEs, whose results we were required to consolidate into our financial statements in accordance with the Financial Accounting Standards Board Interpretation Number 46(R), or FIN 46(R). We disclaim any legal obligation for the repayment of any VIE indebtedness.”
Use of Proceeds, page 18

Comment 14:	Please revise to clarify the order of priority for your use of proceeds if you fail to raise the maximum amount of $25 million. For example, your use of proceeds table should show the intended allocation of the proceeds assuming a nominal amount, 50% and 100% of the $25 million offering amount are raised. Please revise to include the information relating to the repayment of indebtedness described in Instruction 1 to Item 504 of Regulation S-B. Further, regarding expenses in connection with new properties, please include the information described in Instruction 2 to Item 504 of Regulation S-B.

Response:	The paragraph above the Use of Proceeds table as well as the Use of Proceeds table have been revised as follows with the revisions underlined:
Depending on the amount of notes sold in this offering, we will use the net

Ms. Peggy Kim
February 8, 2006

proceeds to repay the bank loans on those properties used as security for the notes. We intend to use the remaining net proceeds to expand our business and for other general working capital, which may include payment of general and administrative expenses. Our plans for the application of the net proceeds, assuming the sale of 20%, 50% and 100% of the notes, are substantially as follows:

		Amount Sold
	$5 M	$12.5 M	$25 M
Repay in applicable bank loans * (1)(2)	$3,980,000	$6,547,200	$10,230,000

Purchase new properties (3)	74,000	2,558,100	6,340,800

Rehabilitation costs of new properties	726,000	2,615,200	6,430,000

Retire 18.35 % subordinate debt units	—	230,400	929,000

General working capital	26,000	64,100	100,200

Total	$4,806,000	$12,015,000	$24,030,000

* Approximate number of bank loans repaid in full	68	111	174

* Average interest rate of bank loans repaid in full	6.00%	6.10%	6.20%

* Average age of bank loans repaid in full (2)	12 months	14 months	18 months

Although we expect to apply the net proceeds to the general categories in the amounts indicated above, we will continue to evaluate the appropriate uses for our cash resources and may change our actual uses and allocations of the net proceeds as a result of unforeseen developments.

(1)	The proceeds of the bank loans were used to refinance properties after such properties were rehabilitated.

(2)	The average age of our bank loans is the anticipated average time our bank loans would be outstanding. Generally, our bank loans remain outstanding for approximately three years from the date of funding.

(3)	The properties we intend to purchase with the proceeds are those properties made available from time to time which match our property profile as described in more

Ms. Peggy Kim
February 8, 2006

detail under “Description of Business — Acquisition of Properties.” We acquire the properties from several sources including lenders, estates and homeowners.
Management’s Discussion and Analysis of Financial Condition — Critical Accounting Policies, page 20

Comment 15:	Disclosure regarding critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. The discussion included in Management’s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle or the variability that is reasonably likely to result from its application over time. Please revise to address why your significant accounting estimates or assumptions bear the risk of change and provide an analysis of the effects of changes in estimates or assumptions during the periods presented, whether the estimates or assumptions are reasonably likely to change in the future and their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please see SEC Release 33-8350.

Response:	Please see the revisions to the Management’s Discussion and Analysis of Financial Condition — Critical Accounting Policies. The Company believes that this section appropriately discusses the critical accounting policies.
Management’s Discussion and Analysis of Financial Condition — Financial Operations Overview, page 22

Comment 16:	Please include a discussion of known trends, events and uncertainties that have had or are reasonably expected to have a material impact on net sales and revenues or income from continuing operations. For example, please expand your discussion of the trend in property acquisitions you refer to in the third paragraph on page 28. See Item 303(b) of Regulation S-B.

Response:	Financial Operations Overview — Nine Months Ended September 30, 2005...- Net Sales, Rental Income and Other Operating Income has been revised as follows with the revisions underlined:
“Net Sales, Rental Income and Other Operating Income. Net sales, rental income and other operating income for the nine months ended September 30, 2005 increased $1,756,562, or 43.5%, to $5,793,706 when compared with $4,037,144 in net sales and other income for the nine month period ended September 30, 2004. The sale of substantially more residential property in the current period led to the increase. Net sales of rental property decreased to $39,199 (one property) from $369,758 (seven properties) during the nine months ended September 30, 2004. Other operating income increased to

Ms. Peggy Kim
February 8, 2006

$101,924 during the nine months ended September 30, 2005 due primarily to recognition of income resulting from land contract defaults. No known trends, events, or uncertainties had a material impact on net sales and other income during the nine months ended September 30, 2005. However, our acquisition pace has slowed down significantly based upon our inability to obtain bank financing. This will impact our net sales results for the foreseeable future unless we are able to shorten the time between acquisition and disposition or are able to enter into favorable lease-to-purchase contracts.”

Financial Operations Overview – Year Ended December 31, 2005...- Net Sales, Rental Income and Other Operating Income has been revised as follows with the revisions underlined:

Net Sales, Rental Income and Other Operating Income. Net sales, rental income and other operating income for the year ended December 31, 2004 increased $2,080,353, or 38.9%, to $7,425,988 when compared to $5,345,635 in net sales and other income for the year ended December 31, 2003. The sale of substantially more residential property during the year ended December 31, 2004 was the major reason for the increase. See the table below. This increase offset the reduction in sales of rental property, from $1,509,149 during 2003 (twenty-eight properties) to $369,758 (seven properties) during 2004. This decrease reflects the company’s change in focus from rentals to land contracts. Rental income correspondingly decreased from $629,122 to $261,235. No known trends, events, or uncertainties had a material impact on net sales and other income during 2004.”

Further, the following paragraph has been added to Description of Business – Acquisition of Properties:

“We monitor trends to determine the market for acquisitions. We obtain information from publications including the Sheriff Sale listings in the counties that we operate and from select industry data publications, including publications by the Mortgage Bankers Association, regarding delinquency and loans in foreclosure. While these national averages are a gauge for possible opportunities for us, this enables us to forecast the growth potential in our market along with our target marketplaces. To date, our growth potential has been limited to internal capital constraints, rather than property availability. Based upon the published data, we believe that the trend of conforming and non-conforming defaults and foreclosures will continue through 2007 at a fairly brisk pace. These trends will allow us to capitalize on opportunities for acquisitions.”

Ms. Peggy Kim
February 8, 2006

Comment 17:	Please provide a discussion and analysis of the results of your rental operations and gains on sales of rental property.

Response:	Rental activities, originally presented on a net basis, have been presented on a gross basis. The discussion and analysis of the results of our rental operations is now included under the “Net Sales, Rental Income and Other Operating Income” and “Gross Profit” subsections of the Financial Operations Overview section of the MD&A.

Comment 18:	Please disclose the amount of net sales from un-restored homes sold to real estate investors and renovated homes sold to purchase contract buyers for each period presented in your discussions of net sales from residential properties. Please also revise to include a discussion and analysis of the number of properties sold and average selling prices for each period presented.

Response:	The following information was added to Financial Operations Overview – Nine Months Ended September 30, 2005...:

“The following table represents the sales of residential properties for the nine month period ended September 30, 2004 and 2005.

	2004	2005
Un-Restored Homes	(18)	(12)
Sales	$454,554	$394,097
Cost of Property Sold	318,500	318,596

Profit	$136,054	$75,501

Restored Homes	(43)	(75)
Sales	$3,013,849	$5,073,950
Cost of Property Sold	2,250,580	3,553,850

Profit	$763,269	$1,520,100

The total number of properties sold in 2004 and 2005 was 61 and 87, respectively. The average selling price for the properties for each year was $56,859 and $62,851, respectively.”

In addition, the following information was added to Financial Operations Overview – Year Ended December 31, 2004...:

“The following table represents the sales of residential properties for 2003 and 2004.

Ms. Peggy Kim
February 8, 2006

	2003	2004
Un-Restored Homes	(9)	(20)
Sales	$192,189	$510,254
Cost of Property Sold	126,139	363,000

Profit	$66,050	$147,254

Restored Homes	(56)	(106)
Sales	$3,010,313	$6,272,174
Cost of Property Sold	2,300,832	5,050,269

Profit	$709,481	$1,221,905

The total number of properties sold in 2003 and 2004 was 65 and 126, respectively. The average selling price for the properties for each year was $49,270 and $53,829, respectively.

Comment 19:	Please disclose the amount of property acquisition costs, costs of renovations and costs incurred to maintain properties charged to costs of residential property sold for each period presented in your discussions of gross profit. Please also disclose the cost of residential property sold for un-restored and renovated homes for each period presented. In addition, please revise to include a discussion and analysis of the changes in costs charged to cost of residential property sold.

Response:	The following paragraph was added to the end of Financial Operations Overview – Nine Months Ended September 30, 2005 Compared... - Gross Profit:

“We capitalize all costs incurred to acquire the properties which include purchase price and settlement charges involved in the closing. After purchase interest is capitalized until the property is renovated and available for sale pursuant to a purchase contract. All contractor costs are capitalized including materials, supplies and third party labor costs. There is a cost allocation for our labor added to the property along with real estate taxes and insurance. The property cost is reviewed for impairment. Once it is determined that a property will be sold pursuant to a lease-to-purchase agreement or leased under a rental agreement, all future repair costs are expensed along with real estate taxes and insurance on the property. Additionally, rental property is then depreciated. The total amount of inventory was $14,660,537 and $16,011,982 at September 30, 2004 and 2005, respectively.”

Further, the following sentence was added to the end of the first paragraph of Financial Operations Overview – Year Ended December 31, 204 Compared... - Gross Profit:

Ms. Peggy Kim
February 8, 2006

“The total amount of inventory was $9,323,071 and $14,552,127 at December 31, 2003 and December 31, 2004, respectively.”

Comment 20:	Please disclose the reasons that caused the increase in the costs of audit, legal and professional services in your discussion of selling general and administrative expenses for the six months ended June 30, 2005 compared to the six-months ended June 30, 2004. Please also identify and quantify the impact of individual expense items that increased as a result of the increase in business volume in your discussion of selling general and administrative expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004. In doing so, please provide an analysis that accounts for the majority of the increase in selling general and administrative expenses.

Response:	The section titled Financial Operations Overview – Nine Months Ended September 30, 2005 Compared... - Selling, General and Administrative Expenses has been revised as follows with the revisions underlined:

“Selling, general and administrative expenses during the nine month period ended September 30, 2005 increased $492,957, or 46.5%, from $1,059,999 for the nine month period ended September 30, 2004. This increase is associated with costs associated with audit, legal and professional services in 2005. While some of these costs will be recurring, the initial costs were incurred in late 2004 and the nine month period ended September 30, 2005. As a percentage of revenue, selling general and administrative expense for the nine month period ended September 30, 2005 was 26.8% compared with 26.3% for the nine month period ended September 30, 2004. The increase in expenses was offset by a proportionate increase in sales resulting in a constant ratio.

Accounting and legal expenses increased approximately $326,000 and $78,000, respectively, during the nine month period ended September 30, 2005 as compared with the same nine month period ended September 30, 2004. These increases are mainly attributable to costs associated with this offering.”

In addition, the section titled Financial Operations Overview – Year Ended December 31, 2004 Compared... - Selling, General and Administrative Expenses has been revised as follows with the revisions underlined:

“Selling, general and administrative expenses for the year ended December 31, 2004 increased $660,278, or 67.1%, to $1,644,379 from $984,101 for the year ended December 31, 2003. As a percentage of revenue, selling, general and administrative expense for the year ended December 31, 2004 decreased

Ms. Peggy Kim
February 8, 2006

to 24.2% from 30.7% for the year ended December 31, 2003. The decrease in percentage was due to the increase in business during the year ended December 31, 2004.”

Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources, page 23

Comment 21:	We note your discussions of property transactions, VIEs, revenue recognition and growth and challenges. Please revise to provide a more informative discussion of your financial position, changes in financial position and liquidity for the periods presented. The discussion should address the past and future financial condition with particular emphasis on the prospects for the future. For example, please provide a discussion and analysis of:
•	the impact of property transactions on inventories, mortgage and bank debt obligations and restricted cash;

•	the impact of sales of rental property;

•	mortgage and bank debt financing transactions and credit lines;

•	equity and member transactions including capital contributions, distributions and loans;

•	internal and external sources of liquidity including cash flow from operations, available credit lines, unrecognized deferred income and your access to capital to acquire additional properties; and

•	known trends, events and uncertainties that have had or are reasonably likely to have a material impact on your liquidity.

If you do not believe some or all of the above bullet points would enhance a description of the liquidity of your business, please advise us.

Response:	The following subsection was added to Liquidity and Capital Resources:

“Liquidity

Currently, we have some liquidity issues mainly due to our negative equity position and restraints on bank line availability. In 2003, we issued Class A preferred units and raised $1,000,000. These securities yield our investors a fixed return on their investment of 20%. The proceeds of this offering were used to place collateral at banking institutions to increase our borrowing capacity with the banks and for general working capital. In 2003, we had a

Ms. Peggy Kim
February 8, 2006

loan to one of our officers which was converted to a distribution in 2004. In 2004, we issued 18.35% subordinated debt units to accredited investors. The proceeds from this offering were also used to increase banking relationships and for general working capital. With the increase in bank lines during this two year period, we were able to purchase 340 properties. The acquisition of properties allows us to recapture costs placed into rehabilitation and provide working capital. The sale of the properties allows us to free up our bank lines for new acquisitions, whether the property is sold pursuant to a lease-to purchase agreement or a purchase contract. When the purchase contract is refinanced by permanent financing, the debt is retired and we may re-draw for new acquisitions or refinance activity.

In 2004, we began to explore and prepare for this note offering. This funding source is attractive because there is a larger market presence associated with the renewable notes. We were faced with lending limits with the banks that we use. In preparation of this offering, we made distributions which were used to retire loans, acquired properties from related parties and issued 18.35% subordinated debt units to common unit holders for ownership distributions. These preparatory actions had an adverse impact on our equity section at year-end 2004. In 2005, the 18.35% subordinated debt units held by our common unit holders were converted to equity to help strengthen the equity section of our balance sheet. This was completed in June, 2005.

In 2005, we experienced tight credit availability at our lending institutions. A part of this was associated with the lending limits at the banks and consolidation of the VIEs into our consolidated financial statements. The banks did not extend additional credit, and in some cases froze the line, until the financial results were published. We have since extended some bank lines and some lenders would like to terminate our relationship. This had had a significant impact on the 2005 acquisitions and will carry on into 2006.

We have been able to increase our property sales in 2005. We expect that trend to continue into 2006 due to higher underwriting standards instituted in 2005. We believe this will allow us to acquire additional properties, raise some liquidity and to record profitability on the final disposition of the asset. These events should improve our equity position.

We will be dependant on the banking relationships that we have until this note offering delivers significant mortgage debt relief. This will be needed to continue the purchase, rehabilitation and acquisition of properties through 2006. We presently expect this note offering will provide an opportunity for us to retire some high cost debt obligations in the third and fourth quarter 2006.

Ms. Peggy Kim
February 8, 2006

We have also been dependant on service providers to allow payment arrangements that are outside their normal collection parameters. These service providers could also stop providing services to us and adversely impact individual properties or property liens, in the case of third party contractors.

We have been successful in raising capital for operations by selling three year 18.35% subordinated debt units. In the fourth quarter of 2005, we sold an additional $761,223 of 18.35% subordinated debt units. While the cost of these debt units is high to us, the investors that have committed these funds see the benefit that we offer from our business plan.”

Comment 22:	We note your disclosure regarding properties purchased from related parties in 2004. We also note your disclosure in the third paragraph on page 38 regarding properties acquired from the VIEs included in your consolidated financial statements. Please clarify, if true, that the 47 properties were acquired from consolidated VIEs. Otherwise, please disclose the nature of the related party relationships and the dollar amount of the transactions and also include this disclosure in the notes to your financial statements.

Response:	The 47 properties were acquired from consolidated VIEs. The first paragraph under Certain Relationships and Related Transactions – Real Estate Transactions with VIEs has been revised as follows with the revisions underlined:

“In the past we have purchased properties from and resold properties to the VIEs. We generally have bought or sold properties to the VIEs at a price equal to the lower of the appraised value of the property as determined by an independent appraiser or the unpaid balance of the applicable purchase contract less a reasonable discount. Specifically, since January 1, 2004, we have not sold any properties to the VIEs but have purchased a total of 47 properties from the VIEs included in our consolidated financial statements.”

Comment 23:	We note your disclosure on page 24 that VIEs have renegotiated the VIE notes to lower interest rates to 5% and extend the maturity dates for an additional five years. We also note your disclosure in Note 12 on page F-24. These disclosures appear to be inconsistent. Please revise as necessary. In addition, we note your disclosure that management believes the issuance of the Class C preferred units and renegotiation of the VIE notes provides a return to the VIE investors and will eventually lead to a full return of their principal and allow you to solve an impediment to growth and profitability. Please discuss the risks regarding your ability to renegotiate the VIE notes and make dividend payments and distributions in amounts that will enable the VIEs to pay the VIE obligations.

Ms. Peggy Kim
February 8, 2006

Response:	The disclosure on page 24 has been revised to be consistent with revised Note 12 to the Financial Statements with the revisions underlined:

“The VIEs are currently re-negotiating these VIE notes to lower the interest rates to 5% and extend the maturity dates for an additional 5 years to 2010.”

The following disclosure on page 24 has been revised as follows with the revisions underlined:

“As of December 31, 2005, 73 of the 120 VIE note holders had agreed to this plan, whereby $2,043,045 worth of VIE notes have been renegotiated.”

Further, Note 12 to the Financial Statements has been updated as follows:

“Delinquent VIE notes of $1,991,064 and $2,602,544, including accrued interest, at September 30, 2005 and December 31, 2005, respectively, have been extended to 2010, interest reduced to 5.00%, and Releases obtained from the individual note holders. PHB, LLC has issued a corresponding amount of its Class C preferred units to the VIEs in exchange for Notes Payable – PHB, LLC. The terms of these notes provide the right of setoff. Accordingly, PHB, LLC has offset its notes receivable from the VIE and the Class C Preferred units and the VIE have offset their investment in the Class C preferred units and the Notes Payable – PHB, LLC. Interest on the Note Payable – PHB, LLC of $24,082 for the nine months ended September 30, 2005 (unaudited) was eliminated in consolidation.”

Further, the form of Loan Agreement whereby VIE note holders agree to re-negotiate the VIE notes has been filed as Exhibit 10.5 to the SB-2.

As to a discussion of the risks regarding the Company’s ability to renegotiate the VIE notes, we believe we have addressed your concern under the second part of the risk factor titled “If the VIEs’ debtors do not agree to revise the promissory notes...” with revisions underlined.

“In connection with the restructuring of the VIEs’ debts, as described under “Certain Relationships and Related Transactions,” the VIEs are currently renegotiating the promissory notes issued to investors to lower the interest rate and extend the date of maturity. As of December 31, 2005, 73 of the 120 VIE promissory note holders have agreed to amend their promissory notes in this manner. The VIEs are currently negotiating with the other VIE promissory note holders, and we expect many more holders to agree to amend their promissory notes. However, if some of the VIE promissory note holders do not agree to amend their promissory notes and instead sue the VIEs for non-payment, the VIE promissory note holders may attempt to

Ms. Peggy Kim
February 8, 2006

argue that we are responsible for the VIEs’ debts. We disclaim any legal obligation to repay the VIEs’ debts even though we were obligated to consolidate the VIEs’ financial information into our financial statements. We also believe that the facts and law support our position. However, we cannot provide assurance that we will be successful in such a lawsuit and, even if we were successful, that we will be able to recover legal expenses incurred in defending such a lawsuit.”

As to a discussion of the risks regarding the Company’s ability to make distributions in amounts that will enable the VIEs to pay the VIE obligations, the following risk factor has been added which follows the above described risk factor:

“Repayment of the renegotiated VIE promissory notes depends in part on us making distribution payments to holders of our common units and Class C preferred units.

According to the plan of restructuring the VIEs’ debts, as described in more detail under “Certain Relationships and Related Transactions,” the VIEs’ ability to pay the principal on the renegotiated VIE promissory notes is indirectly dependent on us making distribution payments to holders of our common units. Mr. Julian, the sole owner of the VIEs whose debt is part of the restructuring plan, has agreed to contribute all the distributions he receives on his common units to these VIEs. The VIEs will then use such funds to repay the promissory notes issued to us in payment of the Class C preferred units. As these promissory notes are repaid, we will redeem an equal amount of Class C preferred units. The proceeds from the redemption of such Class C preferred units will be used by the VIEs to repay an equal amount of the principal of the renegotiated VIE promissory notes. Further, the VIEs’ ability to pay interest on the renegotiated VIE promissory notes is dependent on us making the quarterly distribution payments of 5% per annum on the Class C preferred units owned by such VIEs.

Based on the risks factors described under this section “Risk Factors,” there can be no assurance that we will be able to generate sufficient cash flow from operations to make the quarterly distributions on the Class C preferred units or to make distributions on the common units in a sufficient amount to permit the VIEs to repay the renegotiated VIE promissory notes in full on or before the maturity date in 2010. Further, there can be no assurance that Mr. Julian and the VIEs will apply the proceeds received from distributions on the common units and the Class C preferred units according to the restructuring plan. If either of these situations occur, the VIE promissory note holders may attempt to argue that we are responsible for the VIEs’ debts. We disclaim any legal obligation to repay the VIEs’ debts even though

Ms. Peggy Kim
February 8, 2006

we were obligated to consolidate the VIEs’ financial information into our financial statements. However, we cannot provide assurance that we will be successful in such a lawsuit and, even if we were successful, that we will be able to recover legal expenses incurred in defending such a lawsuit.”
Description of Business, page 26

Comment 24:	Briefly describe your organizational history.

Response:	Under the subsection Overview, the following paragraph has been added as the last paragraph:

“We were organized in Ohio on August 21, 2000. Our principal executive offices are located at 4130 Linden Avenue, Dayton, Ohio 45432. Our telephone number is (937) 298-2274. Our fax number is (937) 781-0840.”

Comment 25:	We note that you are engaged in real estate activities. Please revise to include the information described in Items 13-15 of Form S-11. Refer to General Instruction B.2 of Form SB-2. Please consider presenting the information described in Items 14 and 15 in a table format.

Response:	Even though the Company engages in real estate activities, we do not believe the information requested under Items 13-15 of Form S-11 would necessarily be applicable to the Company. Form S-11 relates to securities issued by real estate investment trusts or other issuers whose business is primarily that of acquiring and holding for investment real estate. The Company purchases residential real estate but with the intent to rehabilitate the properties and immediately resell under purchase contracts or lease-to-purchase agreements rather than to hold for investment purposes. Despite our view that Items 13-15 of Form S-11 do not apply, we note that many of these disclosure requirements have been met. For example, Item 13 of Form S-11 relates to the investment policies of the Company. This information is provided under the Description of the Business – Acquisition of Properties, which describes the Company’s policies for selecting properties to purchase. Item 14 of Form S-11 requests descriptions of the real estate. As no one property amounts to 10% or more of the total assets of the Company on a consolidated basis, this information can be provided on a class basis. This information is generally provided as to the class of properties in the Description of the Business under the subsections Overview, Acquisition of Properties, Financing, Lease of Properties, Rehabilitation of Properties and Competition. As to the statement regarding insurance, please see the third sentence of the first paragraph under Description of the Business – Acquisition of Properties which states: “When we acquire a property, we obtain comprehensive liability, fire and flood insurance on the property in an amount we believe adequately covers

Ms. Peggy Kim
February 8, 2006

the property.” Item 15 of Form S-11 would not be applicable as the information is required to be provided for each property separately described in Item 14, which there are none.

Comment 26:	We note that you state that you acquire and rehabilitate or improve properties with cash or internal funds. Given your accumulated deficit and limited cash, please specify the source of funding, aside from the proceeds of this offering, for your ongoing operations, acquisitions and property development plans.

Response:	The Company used internal funds for rehabilitation through the fourth quarter of 2005. During this time, we sold $600,000 worth of additional 18.35% subordinated debt to some of our significant investors and obtained funding for the rehabilitation of the properties from private lenders. The Company also raised cash from the sale of properties when the existing land contracts were refinanced during the third and fourth quarter of 2005. The pace of sales started to increase in the late second quarter of 2005 above previous trends at the Company. The properties were financed with bank financing and the Company has been able to obtain a cash revenue stream from this function of the business to assist with rehabilitation and operating expenses. Also, please see subsection titled Operating Results under the MD&A section for additional information.

Description of Business — Management Agreement, page 26

Comment 27:	We note that you state that the manager provides similar management services to other entities in the same real estate business that are owned by your executive officers and directors. Please include a summary of each type of transaction that may result in a conflict of interest and the proposed method of dealing with such conflict. For guidance, see Item 5 of Guide 5. Please also include an organizational chart showing the relationship between the various entities controlled by your manager or its affiliates.

Response:	The Company acknowleges that conflicts of interest may arise in the following types of transactions; however, we have not inserted this language in the prospectus:
•	Purchase/sale of real estate for another entities’ benefit;

•	Repairs to property owned by another entity;

•	Use of the Company’s service providers for the benefit of another entity (including for the restructuring of the VIEs’ debts);

•	Use of the manager’s employees for the benefit of another entity (including for the restructuring of the VIEs’ debts).

At this time, any and all costs identified as being for the benefit of a another entity are charged back to the owner(s) of such entity and will continue to be until the assets in the other entity are sold or disposed of and the entity is dissolved.

Ms. Peggy Kim
February 8, 2006

Further, the last portion of the 1st paragraph of section “Description of Business – Management Agreement” has been revised as follows with the revisions underlined:

“The manager provides similar management services to other entities in the same real estate business that are owned by our executive officers and directors, or the VIEs. These entities include the VIEs which results have been consolidated in our financial statements and to which we sold a part of the Class C preferred units. See “Certain Relationships and Related Transactions — Restructuring the VIEs’ Debt and the Sale of Additional Class C Preferred Units.” Services provided for and costs incurred on behalf of a VIE are charged back to the owners of that VIE. These VIEs will not be acquiring any new properties in the future.”

In connection with the organizational chart, please see Attachment 27(a) to this response letter which lists related entities, ownership of such entities and corresponding owner relationships with the Company.

Description of Business — Default and Forfeiture Policies, page 30

Comment 28:	Please describe your credit review process and the criteria followed.

Response:	The following subsection “Credit Review Process” has been added after the subsection “Purchasers” under the section “Description of Business.”

“Credit Review Process

Each potential purchaser or lessor of a property either completes an application with a salesperson or completes an internet-generated application. After we receive an application, we obtain a credit report on the applicant(s) and compare this to listed debts and credit issues. Credit reports are independently verified by the portfolio manager. The next step is to confirm certain facts regarding the applicant(s) such as employment, income and major identified credit issues. At this point, approximately 75% of the applications are not approved for various reasons, including irremediable credit, lack of time on the job or insufficient (or undocumentable) income from employment. Of the 25% that are approved, approximately half of the applicants become purchasers under a purchase contract or a tenant under a lease-to-purchase agreement. The applicants who are approved but do not become purchasers or tenants are retained in an in-house database and are re-solicited from time to time as new properties become available.

Ms. Peggy Kim
February 8, 2006

If an application is declined, we send a decline letter to the applicant identifying the reason(s) for the decline. Declined applications can be contested by the sales manager directly to management if it is felt the credit criteria are too stringent or an exception is being sought. If an application is declined for marginal reasons, information on such declined applicants are retained in an in-house database for future solicitation.

The portfolio manager has a vested interest in effectively screening for acceptable credit because it is the portfolio manager’s job to eventually assist the applicant in obtaining permanent financing to refinance the purchase contract.

Applications that are approved by the portfolio manager presently require a second approval from management. The goal is to approve as many applications that meet our criteria, and to be consistent in applying our criteria. While exceptions exist, in general we seek applicants that meet the following criteria:
•	Specified length of employment,

•	Minimum credit score,

•	Sufficient income to meet all debt service and basic living expenses,

•	No recent eviction or foreclosure,

•	No delinquent federal loans (student loans in particular) and

•	No judgments or liens over a specified amount.

We are willing to consider:
•	Recent bankruptcy,

•	A shorter length of employment with mitigating circumstances (in school, etc.),

•	Eviction or foreclosure that occurred within a specified timeframe, with explanation or

•	Judgments in excess of a specified amount with a repayment plan.

In some cases, we find that the applicant’s credit history is better than expected. In these cases, we permit the applicant to purchase a property pursuant to a purchase contract but immediately assist the purchaser in repairing the purchaser’s credit history so that the purchaser can eventually qualify for permanent financing.”

Description of Business — Lease of Properties, page 30

Comment 29:	We note that you lease properties pursuant to lease-to-purchase and lease rental agreements. Please disclose the types of real estate that you lease, the number of

Ms. Peggy Kim
February 8, 2006

each type, and default rates. Please further describe your plans to increase the number of leased properties and discuss the nature of the favorable tax treatment.

Response:	This section has been revised as follows with the revisions underlined:

“We lease a limited number of single-family residential properties pursuant to lease-to-purchase agreements. These agreements generally have a term of 12 months. Under the terms of these agreements, generally 8% of the rental payments received by the tenants will be credited towards the purchase price of the property. Upon expiration of the agreement, and if not renewed or the property is not purchased by the tenant, the property is rehabilitated as needed and then resold under a purchase contract.

Typically, the tenants who enter into the lease-to-purchase agreements are higher credit risk individuals and families than purchasers who enter into purchase contracts. The lease-to-purchase agreement allows a tenant to improve the tenant’s credit history by making continuous rental payments over the term of the agreement before entering into a purchase contract.

As of September 30, 2005, we have 32 properties subject to lease-to-purchase agreements. In 2002, 13 lease-to-purchase agreements were converted into purchase contracts by the tenants, 23 in 2003, 2 in 2004 and 1 during the first three quarters of 2005. The default rate on lease-to-purchase agreements was less than 1% as of September 30, 2005. The low default rate for 2005 was due in part to the short period that existing lease-to-purchase agreements have been outstanding. We expect the default rate to eventually increase to levels we currently experience on purchase contracts, which is approximately 8%.

Over the last few years, we have decreased the number of properties subject to lease-to-purchase agreements. However, we plan to increase the number of properties in 2006 to approximately 35% of our total property portfolio because of the favorable tax treatment for this type of agreement for the common members. For sales pursuant to a purchase contract, the common members are required to report the full profit of the sale as taxable income when the purchase contract is originated. However, for lease-to-purchase agreements, the property is depreciated until the property is sold under a cash transaction or a purchase contract. During the term of the lease-to-purchase agreement, income to the common members is deferred. We do not presently anticipate utilizing properties subject to lease-to-purchase agreements as security for the notes.

In addition, since the second quarter of 2005, we have leased a limited number of single-family residential properties pursuant to lease rental

Ms. Peggy Kim
February 8, 2006

agreements. Some of these lease agreements are subsidized by housing authorities and are commonly known as “Section 8” housing. We intend to limit the number of properties leased under these arrangements to less than 10% of our total portfolio of properties. As of September 30, 2005, we have 15 properties leased under these arrangements. There have been no defaults in our Section 8 housing program since its inception in 2005. We do not presently anticipate utilizing properties subject to these arrangements as security for the notes.”

Management, page 33

Comment 30:	Please revise to describe the type of business conducted by J-Port, L-Port, Performance Home Buyers IV, LLC, Julian Investments Group, High Yield Income Investments and DTX Investments.

Response:	J-Port, L-Port, Performance Home Buyers IV, LLC acquired for resale single family residential real estate. Horizon Investment acquired for resale residential real estate. Julian Investment Group, Julian Investment Group II, High Yield Investments and DTX Investments acquired for resale both residential real estate and commercial real estate. The type of business conducted by each has been added to the applicable biographies of the directors and executive officers. All of these entities no longer conduct real estate business and virtually have no assets.

Security Ownership, page 39

Comment 31:	Please disclose the date that was used in generating the information in the table.

Response:	The section has been revised as follows with the revisions underlined:

“The following table sets forth the number of our common units of voting membership interest beneficially owned by each director and executive officer and by all directors and executive officers as a group, and the beneficial owners of 5% or more of our outstanding common units as of January 15, 2006.”

Description of the Notes — General, page 43

Comment 32: Please disclose that the indenture and the notes will be governed by Minnesota law, as described in Section 10.10 of the indenture.

Response:	The following new paragraph was added to the end of this section:

“The indenture and the notes will be governed by the internal laws of the

Ms. Peggy Kim
February 8, 2006

State of Minnesota without regard to any conflict of laws provisions.”

Description of the Notes — Renewal or Redemption on Maturity, page 47

Comment 33:	Please revise to clarify that the notes will be automatically renewed for the same term, as stated on the cover page and in the summary. Please also discuss whether your right to renew or redeem the notes will supersede any prior election of one or more of the holders to have their notes repaid at maturity.

Response:	The bullet points located on page 48, which describe what can occur when a note matures, appears to currently address your request to clarify that the notes will be automatically renewed for the same term. The first bullet point states that if the note holder takes no action, the “note will automatically be renewed for a new term equal to the original term of the maturing note....” The fourth bullet point states that if only the principal amount of the note will be renewed, this amount will “renew for the same term...” To clarify, the fourth bullet point has been revised as follows with the revisions underlined:

“If interest on your note is due only at maturity, you can elect payment of just the accrued interest on the maturing note and allow the principal amount of your maturing note to roll over and renew for a new term equal to the original term of the maturing note at the interest rate in effect at the time of renewal. To exercise this option, you must send a written request to our servicing agent before the end of the election period.”

Please note that these bullet points also address your comment whether a prior election to be repaid at maturity supersedes automatic renewal. The second bullet point states that a note holder can avoid automatic renewal of the note by sending a written request before the end of the election period to the servicing agent that the note be repaid at maturity. The third and fourth bullet points also disclose how a note holder can avoid the automatic renewal of the note by notifying the servicing agent in writing before the end of the election period. Only if the note holder takes no action after receiving the notice of maturity would the note automatically renew.

In addition, the last paragraph of that section states “If a holder requests repayment of the note within 15 days after the maturity date, as may be extended as described above, we will pay the holder the principal amount of the note plus any accrued but unpaid interest up to, but not including, the note’s stated maturity date.”

Description of the Notes — Repurchase At Request of Holder, page 49

Ms. Peggy Kim
February 8, 2006

Comment 34:	We note that the decision to repurchase notes at the request of a holder will be in your sole discretion. Please describe the factors that you will consider.

Response:	Each decision will be based on several factors including, but not limited to, the aggregate amount of notes requested to be repurchased pursuant to this provision, the capital requirements and needs of the registrant, whether the registrant has available cash to repurchase the note and whether the limitations to repurchase have been reached.

Description of the Notes — Amendment, Supplement and Waiver, page 54

Comment 35:	Please disclose whether the note holders may act by written consent and whether a list of note holders will be available upon request.

Response:	Section 9.2 of the indenture provides that written consent of the holders of at least the majority in the aggregate principal amount of the notes then outstanding is required in order to amend or supplement the indenture or the outstanding notes. Therefore, the first paragraph of this section has been revised as follows with the revisions underlined:

“Except as provided in the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the written consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes.”

Section 10.3 of the indenture provides that holders may communicate with other holders with respect to their rights under the indenture, and the trustee shall provide information regarding other holders to any holder only as required by Section 312(b) of the Trust Indenture Act. Section 312(b) provides that upon receipt of a written request by three or more holders, the trustee can, in its discretion, either provide a list of note holders or consent to mail the communication to the other holders (provided the requesting holders pay the costs of such mailing). Therefore, the following paragraph was added to the bottom of the Description of the Notes Section:

“Requests for the List of Holders. If a written request by three or more holders of the notes is delivered to the trustee which states their intention to communicate with the other holders of notes for any reason with respect to their rights as holders under the indenture, the trustee can either: (i) provide such holders a written list of all the holders of the notes or (ii) agree to mail

Ms. Peggy Kim
February 8, 2006

communications to the other holders of notes on their behalf provided the requesting holders pay the costs of such mailing.”

Plan of Distribution, page 58

Comment 36:	Please disclose that Sumner Harrington is a registered broker-dealer. In addition, please note that no broker-dealer may participate in the offering until it obtains a “no objection” position on the terms of the underwriting compensation from the NASD’s Corporate Finance Department.

Response:	The first paragraph of this section has been revised as follows with the revisions underlined:

“Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., a registered broker-dealer, Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus.”

An application was filed with NASD’s Corporate Finance Department on November 9, 2005. NASD sent a comment letter dated December 5, 2005. The application and response is currently being reviewed by NASD. It is understood that no broker-dealer may participate in this offering until NASD clears the terms of the underwriting compensation.

Comment 37:	We note that on page 11 under “[t]he distribution and management agreement with the servicing agent...,” you state that other parties including your manager may take over certain of the functions provided by Sumner Harrington. Please disclose, if true, that these parties will be registered broker-dealers or associated persons of registered broker-dealers. If any such persons will not be registered broker-dealers or associated persons of registered broker-dealers, please disclose the exemption from registration under Section 15 of the Exchange Act that will be relied upon by each such person and the facts that support the availability of that exemption.

Response:	The functions to be provided by Sumner Harrington that may be taken over by other parties including the registrant’s manager are the administrative and customer service functions relating to the notes as described in more detail in the fourth paragraph under Plan of Distribution on page 58. If the registrant engages another party to perform the functions of a selling agent, the registrant understands that such party must be a registered broker-dealer. However, the officers and directors of the Company may take over the function of selling the notes on behalf of the Company without registering as broker-dealers pursuant to Rule 3a4-1 and as permitted by applicable

Ms. Peggy Kim
February 8, 2006

state securities laws. To clarify this division of functions, the risk factor titled “The distribution and management agreement with the servicing agent may be terminated by either party” on page 11 has been revised as follows with the revisions underlined:

“The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by either party by prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our manager, Performance Home Buyers, Inc., may take over certain administrative and customer service functions currently provided by Sumner Harrington Ltd., as described in more detail under “Plan of Distribution.” In addition, our officers and directors may take over certain sale functions currently provided by Sumner Harrington Ltd. as permitted by law or we may engage another party which is a registered broker-deal to perform the sale functions. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.”
Financial Statements — General, page F-1

Comment 38:	Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Item 310(g) of Regulation S-B.

Response:	The financial statements have been updated to include the period ended September 30, 2005. In the next amendment to the registration statement, the financial statements will be updated to include audited year-end statements for the period ended December 31, 2005.
Financial Statements — Report of Independent Registered Public Accounting Firm, page F-2

Comment 39:	Please disclose the city and state of the accounting firm’s office issuing the report. See Auditing Standards No. 1 of the Public Company Accounting Oversight Board and Article 2 of Regulation S-X referred to in paragraph 2 of the Notes in Item 310 of Regulation S-B.

Response:	The Report of Independent Registered Accounting Firm has been revised to include the city and state of the Accounting Firm’s office.
Financial Statements — Consolidated Balance Sheets, page F-3

Comment 40:	Please tell us why the presentation of an unclassified balance sheet is generally accepted in your specific industry as opposed to presenting a classified balance

Ms. Peggy Kim
February 8, 2006

sheet that would permit ready determination of working capital. In doing so, please include a discussion of industry practice and explain to us in detail your operating cycle.

Response:	The Company is in the business of acquiring for resale residential real estate, which business generally has a two year operating cycle from purchase and rehabilitation through sale of the properties under purchase contracts. According to Paragraph 7 of SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced,” real estate companies prepare unclassified balance sheets because “the current/noncurrent distinction is deemed in practice to have little or no relevance.” Working capital considerations are typically less relevant for real estate companies because substantially all of their debt is either long-term or is scheduled to be repaid as the related real estate properties are sold. We note that a number of registrants whose business involves real estate, including, but not limited to, Centex Corporation, The Rottlund Company, Inc. and Toll Brothers, Inc., prepare unclassified balance sheets.

Comment 41:	Please disclose in the notes to financial statements a description and the dollar amounts of transactions that gave rise to the amounts due from owners and officers classified as a component of deficit. Please also disclose a description and the dollar amounts of other material related party transactions during the periods presented including those giving rise to amounts due from owners and officers converted to owner distributions and the transactions disclosed in “Certain Relationships and Related Transactions” on page 37 to the extent that the transactions are not eliminated in consolidation. Please see paragraph 2 of FAS 57.

Response:	Subsection “Consolidated” under Note 6 to the Consolidated Financial Statements has been revised as follows with revisions underlined:

“Included in equity (deficit) at December 31, 2003, was $1,276,144 due from owners and officers. The amounts were advances to owners and officers to provide working capital for the VIEs and debt service on delinquent VIE notes (Notes 2 and 9). The Companies converted the advances to owner distributions during 2004 and 2003.”

Financial Statements — Consolidated Statements of Operations, page F-4

Comment 42:	We note that you disclosed income (loss) from rental operations, net as opposed to separately disclosing revenues from rental operations as a component of net sales and revenues and disclosing related rental expenses in operating costs and expenses. Please tell us how your presentation complies with GAAP or revise the

Ms. Peggy Kim
February 8, 2006

presentation to disclose total net sales and rental revenues and cost of net sales and related rental expenses for the periods presented.

Response:	The Consolidated Statements of Operations have been revised to include the requested disclosures.

Comment 43:	We note that you have included a subtotal of gross profit, income (loss) from rental operations, net and gain on sales of rental property. Please tell us your basis in GAAP for the presentation of this subtotal or revise to remove the subtotal.

Response:	In accordance with the changes made to the Consolidated Statements of Operations resulting from Comment No. 42, revisions have also been made regarding this issue.

Comment 44:	Please tell us the items and their amounts included in miscellaneous non-operating expenses.

Response:	The Consolidated Statements of Operations have been revised to reclassify income from defaults on land contracts and lease-to-own contracts where the purchase options were not exercised to other operating income. Additionally, debt forgiveness income has been broken out as a separate component of other income (expense). After giving effect for the above adjustments, there are no other significant items included in miscellaneous non-operating expenses.

Financial Statements — Consolidated Statements of Changes in Deficit, page F-5

Comment 45:	We note that the amount of capital contributions for the years ended December 31, 2002 and 2004 net of the non-cash transaction disclosed in Note 11 do not agree to cash flows from capital contributions in your statements of cash flows. We also note that distributions for those same periods net of the non-cash transactions disclosed in Note 11 do not agree to cash flows from distribution to owners in your statements of cash flows by a like amount. Please explain the nature of such items including any difference in grouping for statement of cash flow presentation purposes. Please also note that non-cash transactions should not be reflected in the body of the Statement of Cash flows but should only be disclosed as in Note 11. We may have further comment.

Response:	Note 11 was modified to: 1) include disclosure of distributions of VIE property and contributions to the Company of $851,664 and 2) break out the details of 2003 non-cash contributions and distributions originally combined.

Ms. Peggy Kim
February 8, 2006

Notes to Consolidated Financial Statements — Note 1 – Description of Business and Summary of Significant Accounting Policies — General, page F-7

Comment 46:	Please disclose your accounting policies and methods for determining impairment of residential property held for sale and rental property held and used.

Response:	Note 1 to the Consolidated Financial Statements has been revised to include the requested disclosure.

Comment 47:	Please disclose the amount of interest capitalized during each period presented. See paragraph 21 of FAS 34.

Response:	Note 1 to the Consolidated Financial Statements has been revised to include the requested disclosure.
Notes to Consolidated Financial Statements — Note 1 – Description of Business and Summary of Significant Accounting Policies — Revenue Recognition, page 7

Comment 48:	Please disclose your accounting policies and methods regarding recognition of rental income and related initial direct costs and rental payments credited towards the purchase price of properties under lease-to-purchase contracts.

Response:	Note 1 to the Consolidated Financial Statements has been revised to include the requested disclosure.
Notes to Consolidated Financial Statements — Note 1 – Description of Business and Summary of Significant Accounting Policies — Inventories – Residential Properties, page F-7

Comment 49:	Please explain to us the nature of the costs you incur to maintain the property during the term of land contracts. You may want to enhance your disclosure to add specificity for such costs. It should also be clear from such disclosure, your accounting policy regarding recognition of holding costs such as real estate taxes and costs to sell.

Response:	Note 1 to the Consolidated Financial Statements has been revised to include the requested disclosure.
Notes to Consolidated Financial Statements — Note 1 – Description of Business and Summary of Significant Accounting Policies — Loan Costs, page F-8

Comment 50:	Please disclose, if true, that the amounts of amortization of loan costs using the straight-line method are not materially different from the amounts of amortization using the interest method or revise your accounting policy. Please refer to paragraph 15 of APB 21 and paragraphs 16 and 17 of APB 12.

Ms. Peggy Kim
February 8, 2006

Response:	The amounts of amortization of loan costs are immaterial to the Consolidated Financial Statements. Note 1 to the Consolidated Financial Statements has been revised to delete reference to the straight-line method.
Notes to Consolidated Financial Statements — Note 2 – Variable Interest Entities (VIE), page F-8

Comment 51:	We note that your disclosure in Management’s Discussion and Analysis of Financial Consolidation and Results of Operations that you consolidate the VIEs principally due to Mr. Julian’s control and significant involvement with the VIEs and that you have not guaranteed or invested in the entities. Please tell us in detail the nature of your explicit or implicit variable interest in each of the entities you have consolidated and why you are the primary beneficiary. In doing so, please tell us with respect to each VIE:
•	the nature of your involvement and when that involvement began;

•	the name, percentage ownership and equity investment of each partner, member and/or shareholder as of the beginning and end of each period presented;

•	the name of each person that provides subordinated financial support, the amounts of subordinated financial support provided by each person during each of the periods presented and the amount of subordinated debt held by each person at the beginning and end of each period presented; and

•	the terms of contractual agreements that define obligations to absorb expected losses or the right to receive the expected residual returns.

If you determined that you hold an implicit variable interest in the VIEs, please tell us the facts and circumstances that support your determination that an implicit variable interest exists. Please refer to FASB Staff Position No. FIN 46(R)-5. Please also tell us the facts and circumstances that support your conclusion that you are the party that is most closely associated with the VIEs. Please refer to paragraph 17 of FIN 46R.

Response:	The Company has provided financial support to the VIEs since the inception of the Company. This financial support has been in the form of owner draws or advances to the VIEs to maintain and preserve property or the underlying mortgage(s). As noted in Note 2 Variable Interest Entities (VIE), and Note 6 Equity (Deficit), all amounts due from owners and officers were included in equity for the 2003 period presented. For the 2004 period, there were no amounts due from owners or officers. The owner name, share of ownership and related VIE are included on Attachment 27(a).

Ms. Peggy Kim
February 8, 2006

Comment 52:	We note that the VIEs have received capital contributions and made distributions during the periods presented and that certain VIEs have curtailed their activities. Please tell us whether you reconsidered your initial determination of whether the entities were VIEs and your initial decision to consolidate the VIEs upon the occurrence of these events as required by paragraphs 7 and 15 of FIN 46R. If so, please tell us why these events did not effect your initial determinations. If not, please tell us why the events were not considered reconsideration events.

Response:	The Company did reconsider its initial determination of whether the entities were VIEs, in accordance with paragraphs 7 and 15 of FIN 46(R). It concluded, in part, since such transactions were all with related parties, the entities should continue to be consolidated. Fitz-Port, JPW, J-Port, High-Yield, Jul-Fitz and FJL, have no significant assets or liabilities after their related acquisitions by the Company or DTX, as applicable, but will continue to be included in the Consolidated Financial Statements until such entities have been dissolved.

Comment 53:	Please tell us whether the acquisitions of Fitz-Port, JPW, J-Port, High Yield and Jul-Fitz were accounted for as purchases or as transactions between entities under common control. In either event, explain in detail how your acquisition accounting and disclosure complies with FAS 141. Please also tell us the aggregate cost of the acquired entities and, if applicable, the aggregate amounts assigned to goodwill and other intangible assets.

Response:	The Company’s acquisition of the operating assets of Fitz-Port, JPW, J-Port, High-Yield and Jul-Fitz was recorded by the Company individually as a purchase at fair value. The inter-company profit was eliminated in consolidation. Since all entities were under common control at inception and continue to be under common control, in accordance with paragraph 22 of FIN 46(R), no goodwill or other intangible assets were recognized on the acquisitions. Note 2 to the Consolidated Financial Statements have been modified to enhance the disclosure of such transactions.

Comment 54:	Please tell us how you accounted for the disposition of DTX. In doing so, please tell us why the results of operations of DTX are not reported in discontinued operations. Please refer to paragraphs 42 – 43 of FAS 144. Please also tell us the revenues and income (loss) of DTX for each period presented and amount of any gain or loss recognized on disposal. Finally tell us, and consider disclosure, of the financial statement ramifications of your variable interest entities being in default of various notes payable. We may have further comment.

Response:	The operating assets of DTX were sold to FJL. FJL is also a VIE included in the Consolidated Financial Statements. Note 2 to the Consolidated Financial

Ms. Peggy Kim
February 8, 2006

Statements has been revised to more clearly reflect FJL as a VIE. There was no gain or loss on the transaction. Since the operating assets remained within the consolidated group, the Company does not believe that paragraphs 42 and 43, relating to discontinued operations, of SFAS No. 144 apply.

Note 12 to the Consolidated Financial Statements has also been revised to clarify the default on notes payable by the VIEs.

In addition, Note 9 — Delinquent VIE Notes has been revised.
Notes to Consolidated Financial Statements — Note 4 – Notes, Mortgages and Other Obligations Payable, page F-18

Comment 55:	Please disclose the significant covenants and cross-default provisions contained in your debt agreements. Please also disclose whether you are in compliance with the covenants and conditions contained in debt agreements that are not in default as to payment and the effects of noncompliance with such covenants.

Response:	Significant covenants associated with the Company’s debt agreements are to maintain certificate of deposit collateral coverage with the lending institution, require timely monthly payments and require insurance coverage equal to or greater than the mortgage amount of the property financed. In addition, personal guarantees of the common members and subordinate preferred members are required for a substantial portion of the bank debt, Note 4-Notes and Mortgages and Other Obligations Payable. The Company is also required to maintain the property clear of other encumbered liens that may be placed on the property. At this time, the Company owes real estate taxes of $146,000 to various taxing authorities of the $471,000 assessed tax billings on the related properties. No individual property is currently under tax sale with the local counties in which we operate. While we are not in full compliance with this portion of the debt agreement, the tax liability is paid upon title transfer to a tenant buyer, refinances activity within our portfolio or as cash is available at the Company.

Note 4 to the Financial Statements has been revised to include the below paragraph:

“Significant covenants of borrowing arrangements of PHB, LLC are to maintain certificate of deposit for collateral (Note 1 – Restricted Cash); maintain insurance coverage for an amount equal to or greater than the mortgage amounts; and to keep the properties free of any encumbrances that may affect the banks’ security interests. PHB, LLC is in compliance

Ms. Peggy Kim
February 8, 2006

with these requirements as of December 31, 2003 and 2004. As of September 30, 2005, PHB, LLC is in compliance with the collateral coverage and insurance requirements for all properties in portfolio. A portion of the real estate taxes due in 2005 have not been paid at this time. This could affect the individual property if a taxing authority placed a tax lien on the parcel. The total tax liability of $470,614 has an unpaid balance of $145,855 at December 31, 2005. This tax liability is associated with $7,705,604 of borrowings and 132 properties.”

Further, the following risk factor has been added after the risk factor titled “We have substantial indebtedness and distribution obligations...”:

“Currently, we are not in compliance with all the covenant provisions of our bank loan agreements, which could cause the indebtedness to be in default.

There are significant covenants related to our bank loan agreements, including requirements to maintain certificates of deposit for collateral, maintain insurance coverage for an amount equal to or greater than the mortgage amounts on the properties and keep the properties free and clear of any encumbrances that may affect the bank’s security interests in the properties. We have been in compliance with these covenants until recently. Due to a portion of real estate taxes due in 2005 which have not been paid at this time, we are not currently in compliance with these covenants. Currently, we owe real estate taxes of approximately $146,000 to various taxing authorities relating to 132 properties, involving approximately $7,705,604 of bank loans. We anticipate paying the tax liability when titles are transferred to purchasers, which occurs when related purchase contracts are refinanced with permanent financing, or as cash is available. As of January 15, 2006, no individual property is under tax sale with the local counties in which we operate. However, there can be no assurance that this will not happen in the future. If we do not pay the taxes owed on the properties, the banks may view this as a default under the terms of the bank loans and request the balance of the bank loans be repaid immediately in full.”
Notes to Consolidated Financial Statements — Note 9 – Contingencies, page F-22

Comment 56:	Please tell us how you intend to classify the long-term notes you will receive in exchange for the Class C preferred units in your balance sheet. In that regard, if the Class C preferred units are classified outside of permanent equity, please tell us if a right of setoff exists. In doing so, tell us how each of the criteria in paragraph 5 of FIN 39 are met. In the event the Class C preferred units are classified as permanent equity, please note the provisions of EITF 85-1.

Ms. Peggy Kim
February 8, 2006

Response:
The Class C preferred units were issued to two different groups of investors:

A)	VIEs who purchased Class C preferred units in connection with the restructuring of the VIEs’ debt (“VIE Class C Units”) and

B)	Common members who converted outstanding 18.35% subordinated debt units into Class C preferred units (“Common Members Class C Units”).

VIE Class C Units:

The VIE Class C Units were purchased by the VIEs with promissory notes (“VIE Notes”). According to the terms of the VIE Notes and the VIE Class C Units, as principal amounts on the VIE Notes are paid by the VIEs, equal dollar amounts of the VIE Class C Units are required to be redeemed. The VIE Class C Units would be classified as a liability in accordance with SFAS No. 150 because of this redemption requirement.

Common Members Class C Units:

The Common Members Class C Units do not have a redemption feature like the VIE Class C Units. Therefore, they are classified as equity in the consolidated financial statements.

Right of Setoff:

The Company believes that a right of setoff exists which meets all the requirements of paragraph 5 of FIN No. 39. According to FIN No. 39, a right of setoff exists when all of the following criteria are met:

A.	Each of the two parties owes the other determinable amounts,
B.	The reporting party has the right to set off the amount owed with the amount owed by the other party,
C.	The reporting party intends to set off and
D.	The right of set off is enforceable at law.

Criteria A is met because the VIE Notes evidence determinable amounts owed by the VIEs to the Company and the VIE Class C Units evidence determinable amounts owed by the Company to the VIEs. Criteria B is met because the Company can exercise this right as provided in the VIE Notes. (Please see the copy of the VIE Note attached.) Criteria C is met because the Company intends the VIEs to repay the VIE Notes, but may need to offset. The repayment will come from earning distributions from the Company to the common member that has controlling interest(s) in the individual VIE.

Ms. Peggy Kim
February 8, 2006

The setoff was included in the VIE Notes as an option for the Company. Criteria D is met because the Company has been advised by legal counsel that the right to offset provided in the VIE Notes would be enforceable at law. As the principal amounts of the VIE Notes are repaid, so must equal amounts of the VIE Class C Units be redeemed.

Since the right of offset exists, the related VIE Notes receivable (payable) and VIE Class C Units liability (assets) do not appear either in the Consolidated Balance Sheet or in the consolidating balance sheet in Consolidated Financial Statement Note 2, but the amounts of such inter-company securities (and any VIE Note payments and VIE Class C Unit redemptions) are disclosed in Consolidated Financial Statement Note 12.

Note 12 to the Consolidated Financial Statements reads as follows:

“NOTE 12 — SUBSEQUENT EVENTS

Class C Preferred Units – Subordinated Debt

On June 29, 2005, PHB, LLC converted $1,676,330 of subordinated debt obligations, plus accrued interest of $142,355, due common members to Class C preferred units.

Class C Preferred Units – Delinquent VIE Notes

Delinquent VIE notes of $1,991,064 and $2,602,544, including accrued interest, at September 30, 2005 (unaudited) and December 31, 2005 (unaudited), respectively, have been extended to 2010, interest reduced to 5.00%, and Releases obtained from the individual note holders. PHB, LLC has issued a corresponding amount of its Class C preferred units to the VIEs in exchange for Notes Payable – PHB, LLC. The terms of these notes provide the right of setoff. Accordingly, PHB, LLC has offset its notes receivable from the VIE and the Class C Preferred units and the VIE have offset their investment in the Class C preferred units and the Notes Payable – PHB, LLC. Interest on the Note Payable – PHB, LLC of $24,082 for the nine months ended September 30, 2005 (unaudited) was eliminated in consolidation.”
Notes to Consolidated Financial Statements — Note 12 – Subsequent Events, page F-24

Comment 57:	Please tell us whether the conversion of subordinated debt into Class C preferred units was pursuant to conversion terms embedded in the debt or whether the conversion arose subsequently as a result of negotiations. If the latter, please tell

Ms. Peggy Kim
February 8, 2006

us the valuation basis at which you recorded the transaction and justify such basis under GAAP.

Response:	The subordinated debt converted to Class C preferred units was not past due, and the conversion occurred as the result of negotiations between the debtor and the creditors. Since the conversion was the product of negotiations, the value of the debt converted was deemed to be the fair value of the Class C preferred units issued. Consequently, the Class C preferred units were recorded at fair value and in accordance with paragraph 15 of SFAS No. 15 and no gain was recognized on the transaction.

Comment 58:	Please disclose of the issuance of Class C preferred shares to the VIEs discussed in “Certain Relationships and Related Transactions” under the heading “Restructuring the VIE’s Debt and the Sale of Additional Class C Preferred Units” on page 37. Please tell us whether the Class C preferred units issued to the VIEs embodies an unconditional obligation or a conditional obligation to redeem the instruments and the reasons for your conclusion. Please refer to paragraphs 9 and 10 of FAS 150. Please also tell us whether you have classified the Class C units issued to the VIEs as a liability, permanent equity or temporary equity and the basis in GAAP for your classification. In addition, please tell us how you determined the initial carrying amount of the Class C preferred units issued to the VIEs and your basis for that valuation. Further, please tell us the method you are using to account for changes in the redemption value of the Class C preferred units issued to the VIEs. Please refer to EITF D-98 and SAB Topic 3:C.

Response:	Please see the response to Comment No. 56. Note 12 to the Consolidated Financial Statements has been revised to include the disclosures requested. Since redemptions of the VIE Class C Units are tied to payments of the VIE Notes which are required to be retired by the dates specified within them, the VIE Class C Units are deemed to contain an unconditional obligation for redemption, and are, accordingly, classified as a liability. Also, since the VIE Class C Units are similar in terms to the VIE Notes issued, the fair value of the VIE Class C Units is deemed to be the same as the VIE Notes issued. In addition, the carrying fair value of the VIE Class C Units will also be reduced dollar for dollar as the VIE Class C Units are redeemed.

Comment 59:	Please tell us how you are accounting for the restructuring of the delinquent VIE notes. In doing so, please tell us the valuation basis at which you are recording the transactions and the basis in GAAP for your accounting treatment. Please refer to the model in paragraph 6 of EITF 02-4 and FAS 15 of EITF 96-19 as applicable and provide us with a summary of the pertinent facts and circumstances that supports your accounting treatment.

Ms. Peggy Kim
February 8, 2006

Response:	The restructuring of the delinquent VIE notes was the product of negotiations between the debtor VIEs and the creditors, most of which were unrelated in any other form to the entities within the consolidated group. Consequently, the conversion was deemed to be an “arm’s length” transaction, and the face value of the new notes was deemed to be their fair value. Since the principal of the new notes equaled the unpaid principal and accrued interest of the delinquent notes, no gain was recognized on the transaction in accordance with Paragraphs 16 through 18 of SFAS No. 15.
Kindly acknowledge receipt of this filing by stamping the date of receipt on the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided. Please feel free to contact me if you have any questions regarding the contents of this filing.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Joy S. McGinnis
Enclosure

cc:	Peter E. Julian
Wayne Hawkins
Philip T. Colton, Esq.
Howard L. Wilensky
Patrice H. Kloss, Esq.
K. Edward Elverud

Ms. Peggy Kim
February 8, 2006

ATTACHMENT 27(a)
The following ownerships percentages and equity investments exist for the consolidated Variable Interest Entities. The equity information below was contained in the Annual Audit report of PHBLLC as a supplemental schedule for the years presented.

Fitz-Port Limited (Fitz-Port), an Ohio Limited Partnership

Peter E. Julian (33.3%)
E. Randall Porter (33.3%)
Mark Fitzgerald (33.3%)
Equity 2003:	$9,989	Equity 2004:	$0

JPW Real Estate Holdings, LLC (JPW), an Ohio Limited Liability Company

Peter E Julian (45%)
E. Randall Porter (45%)
Beverly Weber (10%)
Equity 2003:	$7,030	Equity 2004:	$0

J-Port, Inc. (J-Port), an Ohio S Corporation

Peter E. Julian (47.5%)
E. Randall Porter (47.5%)
Mark Fitzgerald (5%)
Equity 2003	$318,643	Equity 2004:	$0

High Yield Income Investments, Inc. (High Yield), an Ohio S Corporation

Peter E. Julian (45%)
Charles Anderson (45%)
Harold Gerton (10%)
Deficit 2003:	$(18,280)	Equity 2004:	$0

Julian & Fitzgerald Properties (Jul-Fitz), an Ohio General Partnership

Peter E. Julian (50%)
Mark Fitzgerald (50%)
Deficit 2003:	$(33,027)	Equity 2004:	$0
PHB, LLC acquired the operating assets of Fitz-Port, JPW, J-Port, High Yield and Jul-Fitz on December 31, 2004 as referenced in Note 2 of the consolidated Financial Statements. Beverly Weber, Charles Anderson and Harold Gerton were paid their respective proceeds from the disposition of the assets attributed to their minority ownership interest for respective entity in 2004. These individuals no longer have any ownership interest in PHBLLC or the related VIE’s.
L-Port, Inc. (L-Port), an Ohio S Corporation

Peter E. Julian (25%)
E. Randall Porter (25%)
Jeh Lai (50%)
Equity 2003:	$68,063	Equity 2004:	$58,538

Ms. Peggy Kim
February 8, 2006

Performance Home Buyers Financial, LLC (PHBF), an Ohio Limited Liability Company

Robert P. Dillaplain (100%)
Equity 2003	$99,720	Equity 2004:	$102,092

Performance Home Buyers II, LLC (PHB II), an Ohio Limited Liability Company

Robert P. Dillaplain (100%)
Deficit 2003:	$(99,502)	Deficit 2004:		$(35,787)

Performance Home Buyers III, Inc. (PHB III), an Ohio S Corporation

Kenneth O Huntingdon (100%)
Deficit 2003:	$(180,229)	Deficit 2004:		$(119,391)
L-Port, PHBF, PHB II and PHB III remain in the consolidated financial statements of PHB, LLC. All entities continue to operate in 2005. None of the four entities have acquired properties in 2004 or 2005. In 2005, Peter E. Julian transferred his ownership interest in L-Port to Jeh Lai.

Julian Investment Group II, Inc. (JIG II), an Ohio S Corporation

Peter E. Julian (100%)
Deficit 2003:	$(1,407,644)	Deficit 2004:	$(1,342,590)

PEJ Investments, Inc. (PEJ), an Ohio S Corporation

Peter E. Julian (100%)
Deficit 2003:	$(129,256)	Deficit 2004:	$(109,256)

PJL Investments, Inc. (PJL), an Ohio S Corporation

Peter E. Julian (100%)
Deficit 2003	$(81,994)	Deficit 2004:	$(93,669)

Performance Home Buyers IV, LLC (PHB IV), an Ohio Limited Liability Company

Peter E. Julian (100%)
Deficit 2003:	$(767,975)	Deficit 2004:	$(794,858)

Horizon Investments, Inc. (Horizon), an Ohio S Corporation

Peter E. Julian (100%)
Deficit 2003:	$(908,529)	Deficit 2004:	$(1,020,250)

D & J Enterprises (D&J), an Ohio General Partnership

Peter E. Julian (87.5%)
Robert P. Dillaplain (12.5%)
Deficit 2003:	$(1,798,509)	Deficit 2004:	$(1,513,172)

Ms. Peggy Kim
February 8, 2006

DTX Investments, Inc. (DTX), an Ohio S Corporation

Peter. E. Julian (25%)
Robert Stewart (12.5%)
Michael Hoops (12.5%)
Nancy McKinney (12.5%)
Jeh Lai (12.5%)
Lawrence Blumberg (12.5%)
Mark Fitzgerald (12.5%)
Deficit 2003:	$(95,351)	Deficit 2004:	$0

The operating assets of DTX were sold to FJL in 2004.

FJL Real Estate Holdings, LLC (FJL) an Ohio Limited Liability Company

Peter E. Julian (33.3%)
Mark Fitzgerald (33.3%)
Jeh Lai (33.3%)
Deficit 2003:	$0	Deficit 2004:	$(4,130)
     FJL acquired the operating assets of DTX in 2004. Both DTX and FJL are included in the consolidated financial statements of PHB, LLC for all reporting periods presented. In 2005, Peter E. Julian transferred his ownership interest in FJL to Jeh Lai.